Exhibit 99.14

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Arkadius Tarigan

Arkadius Tarigan, P.Eng., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am a Senior Director, Underground Mining with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of UPN “Veteran” Yogyakarta in 1998 with BSc. degree in Mining Engineering and University of Utah, Salt Lake City in 2006 with an MSc. degree in Mining Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100526678). I have worked as an engineer for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Experience in Mineral Reserves estimation and Mine Planning for multiple underground mines/projects and mining methods.

•	Experience as a study manager and mining lead for various underground mine studies at various stages and experience in leading multi-disciplinary technical and operational teams at site for underground projects’ execution.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on July 24-25, 2024.

1)	I am responsible for portions of Section 16 that cover the underground mining method and underground LOM plan, portions of Section 21 that cover underground mining capital and operating costs, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

6)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

7)	I have had prior involvement with the property that is the subject of the Technical Report.

8)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

9)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of September, 2024

(Signed and Sealed) Arkadius Tarigan

Arkadius Tarigan, P.Eng.